GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges	Exhibit 12.1

	Three Months Ended	Year Ended December 31,
	3/31/2009	2008	2007	2006	2005	2004

Loss:
Pretax loss from continuing operations	$(11,301)	$(51,780)	$(40,359)	$(35,510)	$(36,839)	$(22,348)
Fixed charges (from below)	25	89	35	32	32	21

Total loss	$(11,276)	$(51,691)	$(40,324)	$(35,478)	$(36,807)	$(22,327)

Fixed charges:
Estimated interest portion of rent expenses	$25	$89	$35	$32	$32	$21

Total fixed charges	$25	$89	$35	$32	$32	$21

Coverage deficiency	$(11,301)	$(51,780)	$(40,359)	$(35,510)	$(36,839)	$(22,348)